May 1, 2008

Mail Stop 4561

Angelo R. Mozilo
Chairman of the Board of Directors and Chief Executive Officer
Countrywide Financial Corporation
4500 Park Granada
Calabasas, CA 91302
By U.S. Mail and facsimile to (818)225-4280

Re: Countrywide Financial Corporation
Form 10-K for the Fiscal Year ended December 31, 2007
File No. 001-12331-01

Dear Mr. Mozilo:

    We have reviewed your letter filed on April 18, 2008 and have the following comments.

Form 10-K for the Fiscal Year ended December 31, 2007
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 2 – Summary of Significant Accounting Policies
Loans Held for Investment, page F-12

1. We note your response to comment one of our letter dated April 11, 2008. Given the current economic environment and related market conditions, we have no further comment on your definition of foreseeable future. However, please revise your disclosure in future filings, beginning with your Form 10-Q for the quarter ended March 31, 2008, to clarify your intent with respect to transferred loans and specifically discuss your policy definition of foreseeable future.

Note 8 - Loans Held for Investment, Net, page F-40

2. Considering the current economic environment, we believe disaggregating your charge-offs and recoveries is qualitatively material to understanding your allowance and credit quality indicators. Please tell us and revise your future filings, beginning with your Form 10-Q for the quarter ended March 31, 2008, to disclose the amount of gross charge-offs and recoveries for each period presented.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3872 if you have questions.

Sincerely,

Hugh West
Accounting Branch Chief